UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND \
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GAYLORD ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

367905106

(CUSIP Number)

Terrell T Philen, Jr.

TRT Holdings, Inc.

600 East Las Colinas Blvd.

Suite 1900

Irving, Texas  75039

Telephone: (214) 283-8500

Facsimile: (214) 283-8516

Copy To:

Glen J. Hettinger, Esq.

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-8000

Facsimile: (214) 855-8200

and

Neil J. Wertlieb, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 South Figueroa Street, 30th Floor

Los Angeles, California 90017-5735

Telephone: (213) 892-4000

Facsimile: (213) 892-4710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106

1.	Names of Reporting Persons TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,131,930

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,131,930

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,131,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 367905106

1.	Names of Reporting Persons Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,131,930

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,131,930

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,131,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

The Schedule 13D filed on July 21, 2008 (the “Schedule 13D”) by TRT Holdings, Inc., a Delaware corporation (“TRT”), and Robert B. Rowling, an individual resident of the State of Texas and Chairman of the Board of TRT (“Mr. Rowling” and, together with TRT, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Gaylord Entertainment Company, a Delaware corporation (the “Issuer”), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D (the “Amendment”).

Item 2.          Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (b), (c) and (f):

This Schedule 13D is filed by the Reporting Persons.

TRT is a corporation organized under the laws of the State of Delaware.  TRT’s principal business is serving as a holding company that invests in the equity securities of businesses in diversified industries.  Its business address is 600 East Las Colinas Blvd., Suite 1900, Irving, Texas  75039.

Mr. Rowling is an individual resident of the State of Texas and a citizen of the United States.  Mr. Rowling’s principal occupation is directing the business operations of TRT and its affiliates.  In that capacity, Mr. Rowling acts as the Chairman of the Board of TRT and a member of its Board of Directors.  Mr. Rowling’s address is 600 East Las Colinas Blvd., Suite 1900, Irving, Texas  75039.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT, other than Mr. Rowling (collectively, the “Covered Persons”), reference is made to Attachment I annexed hereto and incorporated herein by reference.

(d) and (e)

During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

As of the close of business on January 14, 2009, TRT has acquired 6,131,930 Common Shares on the New York Stock Exchange for an aggregate purchase price of $145,834,984.47, which includes $207,699.31 in commissions, utilizing the working capital of TRT to purchase such Common Shares.

Item 4.          Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons purchased the Common Shares in the belief that they were undervalued.  Some of the Reporting Persons have had discussions with management of the Issuer, and it is anticipated that the Reporting Persons may, from time to time, have further discussions with management and the Board of Directors of the Issuer.

On January 15, 2009, the Reporting Persons issued an open letter (the “Open Letter”) to the stockholders of the Issuer stating, among other things, that the Reporting Persons expect to nominate four individuals for election at the Issuer’s 2009 annual meeting of stockholders. Also on January 15, 2009, the Reporting Persons issued a press release containing the Open Letter (the “Press Release”).  A copy of the Open Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and a copy of the Press Release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.  Also on January 15, 2009, the Reporting Persons delivered to the Issuer two other letters which i) demand inspection of the Issuer’s stockholder list pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”) (the “Demand for Stockholder List”) and ii) demand a copy of the Issuer’s questionnaire for director nominees referenced in Section 14

CUSIP No. 367905106

of the Issuer’s Second Amended and Restated Bylaws (the “Demand for Questionnaire”).  A copy of the Demand for Stockholder List and the Demand for Questionnaire is attached hereto as Exhibits 99.3 and 99.4, respectively, and each is incorporated herein by reference.

The Reporting Persons reserve the right to pursue all alternatives available to them to maximize the value of their interests in the Issuer, which alternatives may include, but are not limited to: communicating with other stockholders, directors or the management of the Issuer regarding the Issuer, its business, its operations, its prospects, its corporate governance arrangements, alternatives to maximize value for the stockholders of the Issuer or any other matter, including, without limitation, any of the matters described hereafter in this report or specified in clauses (a)-(j) of Item 4 of the Schedule 13D form; purchasing additional Common Shares and/or other equity, debt or other securities, notes or instruments of the Issuer (collectively, the “Securities”) in the open market, in privately negotiated transactions or otherwise; selling all or a portion of the Securities now owned or hereafter acquired by the Reporting Persons; proposing an extraordinary corporate transaction (such as, without limitation, a merger, an acquisition, a disposition or spin-off of assets or divisions, joint ventures, strategic alliances, issuances of equity or debt securities, a reorganization, a recapitalization, a liquidation or any combination of the foregoing) involving the Issuer or any of its subsidiaries, which transaction may involve the Reporting Persons or third parties unrelated to the Reporting Persons; alone or in conjunction with others, seeking to acquire the Issuer or substantially all of its assets or outstanding Securities, including by merger, tender offer, exchange offer or stock or asset purchase; advocating for the elimination of, or the adoption of amendments to, the Issuer’s rights agreement; making one or more proposals for adoption by stockholders (including proposals to improve the Issuer’s corporate governance or to amend the Issuer’s organizational documents); or soliciting proxies in support of stockholder proposals to be introduced and voted on at a meeting of stockholders. The Reporting Persons may also urge other persons, including, without limitation, other stockholders of the Issuer, to take or pursue any of the foregoing actions or any combination thereof, although the Reporting Persons expressly disclaim any intention to form a “group” with any other stockholders.  If one of the Reporting Persons or its affiliates should acquire control of the Issuer, it or its affiliates may transfer all or part of its interest in the Issuer to affiliated or unaffiliated persons.

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)           At the close of business on January 14, 2009, the Reporting Persons beneficially owned 6,131,930 Common Shares, which constitute approximately 14.9% of the class outstanding.  The aggregate percentage of Common Shares reported beneficially owned by the Reporting Persons is based upon 40,906,810 Common Shares outstanding at November 1, 2008, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2008.  TRT directly owns the Common Shares of Issuer.  Mr. Rowling indirectly owns such Common Shares due to his ownership of all of the shares of Class B Common Stock of TRT.

(b)           Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares reported in Item 5(a).

(c)           Neither of the Reporting Persons entered into any transactions with respect to the Common Shares during the past 60 days.

For information required by Instruction C to Schedule 13D with respect to (a), (b) and (c) of this Item 5 for the Covered Persons, reference is made to Attachment I annexed hereto and incorporated herein by reference.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e)           Not applicable for any Reporting Person or Covered Person.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Covered Persons and between the Covered Persons and any person with respect to securities of the Issuer.

CUSIP No. 367905106

Item 7.          Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 99.1            Open Letter, dated January 15, 2009

Exhibit 99.2            Press Release, dated January 15, 2009

Exhibit 99.3            Demand for Stockholder List, dated January 15, 2009

Exhibit 99.4            Demand for Questionnaire, dated January 15, 2009

Exhibit 99.5            Joint Filing Agreement, dated January 15, 2009

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  January 15, 2009

TRT Holdings, Inc.

By:	/s/ Terrell T Philen, Jr.
Name:	Terrell T Philen, Jr.
Title:	Senior Vice President, Chief Financial Officer and Treasurer

/s/ Robert B. Rowling
Name:	Robert B. Rowling

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT I

All of the directors and officers of TRT Holdings, Inc. (collectively referred to in this Attachment I as the “Covered Persons”) are citizens of the United States.  The names, business address, principal occupation of the Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below.  Except for Robert B. Rowling, none of the other Covered Persons beneficially own any Common Shares of Gaylord Entertainment Company.  None of the Covered Persons have entered into any transactions with respect to the Common Shares of Gaylord Entertainment Company during the past 60 days.

DIRECTORS

Name	Business Address	Office

Robert B. Rowling	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

James D. Caldwell	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

David G. Adams	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

EXECUTIVE OFFICERS

Name	Business Address	Office

Robert B. Rowling	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Chairman of the Board

James D. Caldwell	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	President

David G. Adams	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Senior Vice President – Taxation and Assistant Secretary

Terrell T Philen, Jr.	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Senior Vice President, Chief Financial Officer and Treasurer

Michael G. Smith	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Senior Vice President, General Counsel and Secretary